WOODLAND ROCKWELL NO. 1 GP

Financial Statements For The Period of Inception Through January 4, 2018

January 7, 2018

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Woodland Rockwell No. 1 GP (the "Partnership") is a general partnership formed under the laws of the State of Texas. The Partnership will fund an oil & gas development project (the "Project") in cooperation with CF0008, LLC (the "Company"), a related company under common management. When the completion phase of the Project has successfully concluded and first production sold, the Partnership will merge with the Company to operate the Project thereafter. The Partnership had not commenced principal operations as of the date the financial statements were available to be issued.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Partnership recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable, and collectability is reasonably assured.

Income Taxes

The Partnership is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As a partnership, all items of income and expense, and all tax benefits associated with the Partnership's activities (such as intangible drillings costs), will be reported by the partners on their individual income tax returns. The Partnership's federal tax filings will remain subject to review by the Internal Revenue Service for three years from the original due date, or the date of filing, whichever is later.

The Partnership may be subject to taxes associated with petroleum revenues assessed by either state or federal tax jurisdictions. Any such taxes, if and when assessed, will be treated as income taxes under ASC 740.

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NOTE C- CONCENTRATIONS OF RISK

The Partnership operates in a highly regulated industry, in a single geographic region, which may subject it to unusual risk associated with the adverse effects of government regulation, natural disaster, or other casualties.

The Partnership intends to capture and sell a single commodity (oil). As a result, the Partnership is subject to unusual market risk related to fluctuations in the price of oil in future periods. The Partnership may manage market risk with contract-based pricing arrangements with future customers.

Financial instruments that potentially subject the Partnership to credit risk consist of cash and cash equivalents. The Partnership places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- COMMITMENTS & CONTINGENCIES

Contingent liabilities may arise from the ordinary course of business in relation to claims against the Partnership, or its partners. By their nature, contingencies will be resolved only when one or more uncertain future events occurs, or fails to occur. Members of the Partnership are not limited in their liability for claims against the Partnership. As of the date the financial statements were available to be issued, the Partnership's management was not aware of any outstanding claims or other contingencies that might affect the Partnership, or its members, in future periods.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 8, 2018, the date that the financial statements were available to be issued.